Exhibit 99.1

 Investor Presentation October 2024  Seanergy Maritime Holdings Corp.

 This document contains forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding the Company’s management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact, including with respect to market trends, potential charter rates, revenue, EBITDA and cash flows, dividends or share repurchases, and shareholder returnsd. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipate“, "believe“, "continue“, "could“, "estimate“, "expect“, "intend“, "may“, "might“, "plan“, "possible“, "potential“, "predict“, "project“, "should“, "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements are based upon various  assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Actual results may differ materially from those expressed or implied by such forward-looking statements.  Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, impacts of litigation, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from trade disputes or war (or threatened war) or international hostilities, such as between Israel and Hamas or Iran and between Russia and Ukraine; risks associated with the length and severity of pandemics (including COVID-19), including their effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. These factors could cause actual results or developments to differ materially from those expressed in any of the forward- looking statements. Consequently, there can be no assurance that actual results or developments anticipated in this document will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company. Given these uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.  Certain financial information and data contained in this presentation is unaudited and does not conform to generally accepted accounting principles (“GAAP”) or to Securities and Exchange Commission Regulations. We may also from time to time make forward-looking statements in our periodic reports that we will furnish to or file with the Securities and Exchange Commission, in other information sent to our security holders, and in other written materials. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. This presentation includes certain estimated financial information and forecasts that are not derived in accordance with GAAP. The Company believes that the presentation of these non-GAAP measures provides information that is useful to the Company’s shareholders as they indicate the ability of Seanergy, to meet capital expenditures, working capital requirements and other obligations.  While all the information in this document is believed to be accurate, the Company makes no warranty, express or implied as to the completeness or accuracy of such information and disclaims any liability for the recipient’s use of this information. Certain industry and market information contained herein has been provided by third parties or represents the good faith estimates of the Company’s management, based upon its review of internal surveys and sources, financial information, independent industry publications, reports or other publicly available information. Although the Company believes that these sources are reliable, the Company does not guarantee the accuracy or completeness of this information, and has not independently verified this information. This document is subject to revisions and amendments without notice by the Company and without obligation to notify any recipient of any such amendment.  1  Important Disclosures

 2  Source: Company filings and presentations  Note: Total shareholder returns defined as the compound total return, with dividends reinvested on the ex-date  Calculated as of 10/7/24  Seanergy peers defined as Diana Shipping, Genco, Golden Ocean, Safe Bulkers and Star Bulk  Seanergy Is Delivering Value for ALL Shareholders  Value-Enhancing Strategy Delivering Results  Investing In Leading Pure-play Capesize Fleet  Generating Robust Cash Flow With Attractive Rates and Efficient Operations  >3x TSR outperformance vs. median peer TSR1,2  Over the past few years, Seanergy’s Board and management team have successfully positioned the Company as a leading public pure-play growth-oriented Capesize company  Our attractive positioning is supported by strong rate performance and efficient operations, resulting in substantial free cash flow generation that is supporting increasing returns of capital  Seanergy’s focused strategy has driven total shareholder returns of more than triple its peer median over the past year1,2  Seanergy’s strong value creation is supported by its well-timed fleet acquisition strategy  Since 2020, we have efficiently grown our fleet through a strategy that optimizes acquisition costs by acquiring high quality, mid-aged assets in a disciplined manner  Our vessel acquisition strategy has resulted in low daily cash break-even rates, which are further enhanced through investments that make our vessels more efficient, environmentally sustainable and improve their competitiveness  Seanergy is benefitting from strong Capesize fundamentals underpinned by a historically low orderbook and strong demand growth  Seanergy has capitalized on this supportive market environment, earning attractive charter rates, building on our multi-year track record of outperforming the Baltic Capesize Index  We further enhance our strong commercial performance by converting index-linked charters to fixed rates, increasing earnings visibility and supporting capital allocation priorities  We also have a demonstrated track record of operating our vessels efficiently, with competitive vessel operating expenditures helping us generate robust free cash flow

 3  Source: Company filings and presentations  Seanergy Is Delivering Value for ALL Shareholders (Cont’d)  Optimizing Our Cost of Capital to Drive Growth  Providing Shareholders with Increasing Capital Returns  Independent, Experienced Board Overseeing Value Creation  We have deployed our strong cash generation to reduce our leverage, simplify our capital structure and enhance our financial flexibility  Our enhanced financial profile has resulted in lower daily cash break-even rates and improved per vessel profitability  Greater financial flexibility allows us to opportunistically capture growth in strong markets, return capital to shareholders and successfully navigate long-term shipping market cycles  $34.7 million in cash dividends or  $1.85/share & $42.9 million in securities  repurchases since Q4’21  With robust free cash flow generation and enhanced financial flexibility, Seanergy has prioritized higher capital returns through dividends and opportunistic securities repurchases  Building on this track record, we recently established a new dividend policy to target distribution of approximately 50% of our operating cash flow after debt service and reserves  Based on our strong and visible cash flow generation, we expect to continue returning significant capital to our shareholders in the coming quarters  Our strategy is overseen by our highly independent Board, which is committed to acting in the best interest of all Seanergy shareholders  Each of the Board’s five highly qualified directors is a proven leader with the shipping and financial experience and expertise necessary to oversee the Company and its strategy  We have implemented a governance structure aligned with our strategy as a growth-oriented operator in a highly competitive and capital- intensive cyclical business

 4  Over the period from DryShips’ IPO on 1/23/05 to completion of its take private on 10/11/19  Over the period from DryShips’ acquisition of Ocean Rig UDW on 9/19/11 to Ocean Rig UDW filing for Chapter 15 bankruptcy on 3/28/17  Economou’s Self-Serving Campaign Threatens Shareholder Value  Since investing in Seanergy last year, Economou has not constructively engaged with the Company and has offered no ideas on how to enhance value for Seanergy shareholders  Instead, he has pursued coercive tactics, initiating litigation without any prior communication of his intention and launching a proxy fight for effective control of the Board  His approach is similar to campaigns he has run over the last year at other shipping companies, where he has demonstrated that he is not interested in enhancing long-term value, but rather seeking short- term personal gain  He has nominated two of his close associates – Georgios Kokkodis and Ioannis Liveris – who are underqualified compared to Seanergy’s directors and who have helped facilitate Economou’s value destruction at other public companies he controlled  At those companies – DryShips and Ocean Rig – Economou engaged in extensive self-dealing transactions with his affiliates that resulted in substantial shareholder value destruction  DryShips’ share price lost >99% of its value before being reacquired and privatized by Economou and  Ocean Rig's share price lost 98% before declaring bankruptcy1, 2  Given Economou’s long and well-documented track record of value destruction and self-dealing, we believe the value of your investment will be put at substantial risk if he is able to take effective control of the Board  4  Your vote is critical to stop Economou from gaining effective control of Seanergy’s Board and using Seanergy for his own interests — at your expense  The Seanergy Board unanimously recommends that shareholders vote the WHITE proxy card FOR the Seanergy nominees Mr. Dimitrios Anagnostopoulos and Mr. Ioannis Kartsonas and AGAINST Economou’s proposals

 5  Executing Our Strategy For Substantial Value Creation

Strategy Delivering Strong Shareholder Returns and Momentum

Total shareholder returns have outperformed dry bulk peers over the last year

Seanergy Has Outperformed Peers Over the Last Year[1, 2]



112%
>3x
TSR outperformance vs. median peer TSR[1,2]
35%
seanergy
Peer Median

Key Highlights Driving Outperformance

✓ **Generated record profitability in the first half of 2024**

- $24.3 million of H1 2024 Net Income (~30% Net Income Margin)

✓ **Prioritizing and accelerating capital returns for shareholders**

- Increased quarterly dividend to $0.25 per share in most recent quarter
- Announced new dividend policy targeting return of approximately 50% of net operating cash flow after debt service and reserves
- **$34.7 million in cash dividends** (or $1.85 per share) declared since March 2022
- Share repurchases of $2.6 million at an average price of $9.24 per share in 2024
- **$42.9 million in securities repurchases** since Q4 2021

Source: FactSet (10/7/24), Company filings and presentations

Note: Total shareholder returns defined as the compound total return, with dividends reinvested on the ex-date

1. Calculated as of 10/7/24
2. Seanergy peers defined as Diana Shipping, Genco, Golden Ocean, Safe Bulkers and Star Bulk

6

 7  Performance Is the Result of Our Purposeful Transformation  Seanergy has transformed its business, including its sector focus, investment strategy and governance to align with public shareholder interests  Source: Company filings and presentations  1. Seanergy peers defined as Diana Shipping, Genco, Golden Ocean, Safe Bulkers and Star Bulk  Seanergy Pre-2021  Seanergy’s Transformation Since 2021  Seanergy Today  Majority controlled by former sponsor shareholders, participating in various layers of the capital structure  Diversified portfolio strategy owning various vessel classes within the dry- bulk sector (from Handysize to Capesize)  Financing arrangements (junior debt and convertible notes) with former sponsor shareholders  Higher debt-levels, unsustainable break- even levels and limited flexibility, leaving little room for shareholder rewards  Executed successful restructuring transactions at height of COVID-19 pandemic to preserve equity holders and position the company for growth  Facilitated successful exit of former sponsor shareholders to transition to a fully independent, publicly-owned company  Accelerated Capesize pure-play strategy through acquisition of 9 Japanese built Capesize vessels at attractive prices, while selling older units  Fully independent publicly-owned company  Attractively positioned pure-play Capesize strategy  of 19 vessels with a continued focus on growth  Intentional investment strategy with successful deployment of capital at the lowest Book Value / DWT among peers1  No conflict-of-interest issues between shareholders and debt-holders; no related-party financings  Reduced leverage, expanded banking relationships and simplified capital structure enhancing financial flexibility and through-cycle resilience  Enhanced focus and commitment on returning capital to shareholders

Well-positioned Through Pure-play Capesize Strategy

Seanergy has nearly doubled its total fleet capacity since 2020

Fleet Overview

A scaled pure-play growth-oriented Capesize company
publicly listed in the U.S.

All vessels in
period time-charters[1]

19 Capesize Dry Bulk Vessels (9 scrubber-fitted)

~3.42 million DWT
Combined cargo carrying capacity

13.4
Years Avg. Age

Fleet Growth

~78%
Increase in Carrying Capacity

1.9mm DWT 2020 → **3.4mm DWT** 2024

~73%
Fleet Growth

11 Vessels 2020 → **19 Vessels** 2024

As a prominent public, pure-play Capesize operator, Seanergy is well-positioned to capitalize on potential increases in charter rates driven by the favorable dynamics of the Capesize market seanergy

Source: Company filings and presentations
1. Period time-charter contracts ("T/C") are based on the T/C average of the 5 main routes of the Baltic Capesize Index

8

 9  Source: Company filings and presentations  Strong Relationships with World Leading Charterers  9  Seanergy enjoys market recognition as a quality and reliable owner and operator  Our diverse customer base includes the world’s major miners, traders and operators  First-class fleet and fleet operations provide competitiveness and flexibility  100% fixed in index-linked period T/Cs, giving access to attractive market fundamentals

 10  Source: Company filings and presentations  1. Calculated as most recently disclosed vessel net book value / DWT of fleet; industry average defined using Seanergy peers (Diana Shipping, Genco, Golden Ocean, Safe Bulkers and Star Bulk)  Disciplined and Efficient Fleet Acquisition and Operational Strategy  10  Acquiring mid-aged Capesize vessels at attractive points in the cycle  Well-timed asset acquisitions result in lowest fleet cost basis among peers with book  value per DWT ~30% below industry average1  Efficient vessel operations as Seanergy invests in technologies that make the fleet more efficient and  improve its commercial prospects and competitiveness  Utilize forward options to opportunistically lock-in time charter rates; ~40% of 2H 2024 fleet days have been fixed at attractive rates

 11  Benefitting from A Strong Capesize Outlook  Source: Clarksons (10/7/24); Company filings and presentations  1. Represents 2024E supply and demand growth  1.8%  4.4%  Supply Growth  +2.6%  Demand Growth 1  The Capesize supply outlook is highly constrained  The orderbook for the Capesize fleet remains at historically low levels  11% of the fleet is over 18 years old – significant scrappings are expected over the next 2- 3 years  Demand growth poised to rebound  China, aided by government stimulus measures, is expected to recover with improving demand for iron ore and other key commodities  China coal imports have grown 12% YTD and global trade is expected to remain strong  as energy demand increases  7.4%  0.0%  40.0%  80.0%  120.0%  Oct-09  Oct-14  Oct-19  Oct-24  A constrained supply environment for Capesize vessels and improving demand growth from China’s recovery should  provide strong tailwinds for Seanergy  Capesize Orderbook: Near 15-Year Low Strong Baltic Capesize Index Performance  Industry Outlook  89.0%  0.0%  25.0%  50.0%  75.0%  100.0%  Oct-23  Dec-23  Feb-24  May-24  Jul-24  Oct-24  100.0%  75.0%  50.0%  25.0%  0.0%  Oct-23  Dec-23  Feb-24  May-24  Jul-24  Oct-24  89%  Demand Growth1  Supply Growth1  4.4%  1.8%  +2.6%  120.0%  7.4%  80.0%  40.0%  0.0%  Oct-24  Oct-09 Oct-14 Oct-19  Capesize Demand Well in Excess of Supply Growth

 12  Strong Fundamentals and Hedging To Secure Attractive Rates  Seanergy Continues to Record Impressive Commercial Results Enhancing Revenue Visibility  Source: Company filings and presentations  Forward options have enabled Seanergy to increase revenue visibility and de-risk the business by locking in attractive rates, resulting in outperformance relative to the Baltic Capesize Index, healthy cash flow generation, and capacity for increased capital returns  12  $26,636  $22,665  $20,116  $17,814  $ -  $10,000  $20,000  $30,000  Q1 2022  Q4 2022 Q1 2023  Average Seanergy TCE  Q4 2023  Q1 2024  Q2 2024  Q2 2022 Q3 2022  Seanergy TCE  Q2 2023 Q3 2023  Baltic Capesize Index (BCI)  Average BCI  1H 2024 and Q2 2024 average TCE rate outperformed BCI by 8% and 18%, respectively

 13  Strong Profit Margins and High Cash Flow Visibility  Seanergy’s return on equity and margins have flourished in a strong rate environment and Seanergy’s locked-in charter rates provide a high-degree of certainty in future profitability  Source: FactSet (10/7/24), Company filings and presentations  1. Calculated as annualized 1H 2024 net income over book value of shareholders equity as of June 2024  13  19%  1H 2024 ROE1  30%  1H 2024 Net Income Margin  39%  of available days for 2H24 fixed at a gross rate of $29,300  57%  1H 2024 EBITDA Margin

 14  $21  $28  $39  $48  $58  Positioned to Deliver Robust Free Cash Flow Generation  Seanergy is poised to benefit from high operating leverage and the forecasted increase in Capesize rates will translate into higher free cash flows with no increased cost burden  Seanergy is expected to strongly benefit from any upward movement in the Capesize market:  Source: FactSet (10/7/24), Company filings and presentations  Free Cash Flows defined as EBITDA – Capex – Taxes; Based on Company management estimates, which are based on various assumptions, which may not be realized and there can be no assurance that these estimated results will be realized  FFA Curve as of 7/29/24  2024E Free Cash Flow Sensitivity1 ($ in millions)  BCI TC5 $16,400  (2023A Average)  BCI TC5 $20,000  BCI TC5 $25,500  (FFA Curve)2  BCI TC5 $30,000  BCI TC5 $35,000  $48  $39  $28  $21  H1 2024 TCE Rate:  $25,365  With H2 2024 BCI rates at current FFA levels2, 2024E free cash   flows should reach ~$40mm  With H2 2024 BCI rates between $30,000 – $35,000, 2024E free cash flows should reach a figure between $48mm and $58mm

 15  Deploying Strong Cash Flows to Reduce Leverage  3.4x  2.5x  YE 2022  Q2 '24  Seanergy has directed available free cash flow to reducing leverage,  which frees up future cash flow for capital returns and accretive investments  Fleet LTV  54%  41%  YE 2022  Q2 '24  Net Debt / LTM Adjusted EBITDA  41%  Q2 24  YE 2022  2.5x  3.4x  54%  Better unit economics frees up additional capital to return to shareholders through dividends and buybacks  An improved balance sheet further reduces break-even  rates, improving per vessel profitability  Strong free cash flow and improved industry and operating performance has allowed Seanergy to allocate capital toward deleveraging  YE 2022 Q2 24  Source: Company filings and presentations  Note: Adjusted EBITDA and Net debt are non-GAAP measures. Please see “Definitions & Reconciliations” for the reconciliations of Net debt to Debt and Adjusted EBITDA to Net (loss)/income, the most directly comparable U.S. GAAP measures

 16  Delivering Increasing Capital Returns to Shareholders  Seanergy has enhanced its dividend policy to target return of ~50% of operating cash flows less debt repayments and a discretionary quarterly reserve  Quarterly Dividends Per Share  Source: Company filings  Note: Per share dividend amounts include special dividends; quarter based on dividend reference period  $0.025  $0.025  $0.025  $0.10  $0.15  $0.25  Q2 '23A  Q3 '23A  Q4 '23A  Q1 '24A  Q2 '24A  Q3 '24E  Increased total cash dividends per share  ~67% from Q1 ‘24 to Q2 ‘24  Q1 2023A  $0.03  Q2 2023A  Q3 2023A  Q4 2023A  Q1 2024A  Q2 2024A  $0.03  $0.03  $0.10  $0.15  $0.25

 17  Analysts Recognize Seanergy’s  Performance and Substantial Upside  All of the analysts have a Buy rating on Seanergy with price targets ~20%1 higher than current price  Source: Wall Street Research  Note: Permission to use quotes neither sought nor obtained  1. Based on Seanergy’s 10/7/24 share price  17  Buy: Price Target = $15.00  “Cash flow is strong, and cash is being returned to shareholders with a new dividend policy. During 3Q24, the board of directors established a revised dividend policy where the company will distribute about 50% of its operating cash flow after adjustments to debt repayments and a quarterly reserve which would be allocated to share repurchases, opportunistic vessel acquisitions, and an established liquidity buffer.  On a trailing twelve-month basis, SHIP shares yielded almost 5% but based on the new payout formula, we would expect SHIP shares to  generate a higher dividend yield”  B. Riley, 9/18/24  Buy: Price Target = $14.00  “With signs of a seasonally stronger Q4, SHIP should continue their strong YTD performance… Further, with 9 out of 10 vessels scrubber fitted, SHIP should see additional tailwinds from fuel spreads having increased over the past weeks. On the back of stronger earnings and higher asset values we lift our [Target Price] to $14/share”  Fearnley, 9/16/24  Buy: Price Target = $13.00  “Given the company's positioning as a pure play dry bulk company, the fundamental opportunity within the dry bulk market is favorable over the intermediate-to-long term horizon due to growing dry bulk demand and a low-order book. A fleet that is focused on the Cape market and contracts that are indexed creates high operating leverage to an eventual durable recovery in the dry bulk market. Similarly, recent refinancings have smoothed out the debt amortization and maturity schedules…. significant debt restructuring and refinancing has created a more stable financial position. Management has also established a solid track record of capturing attractive growth opportunities, including several acquisitions since November 2018”  Noble, 8/8/24  Buy: Price Target = $15.00  “Higher economic growth should lead to ongoing demand for dry bulk imports. Higher coal, grain, and iron ore seaborne volumes so far this year contributed to higher dry bulk rates. Higher economic growth leads to higher demand for dry bulk cargoes, in our view. Meanwhile, shipping supply growth, particularly Capesize dry bulk ships remain limited in part due to very low vessel ordering during previous years”  Maxim, 8/7/24

 18  Source: Company filings and presentations  Differentiated Capesize Strategy is Overseen by Directors with Relevant Experience and Expertise  = Up for election at 2024 AGM  4 / 5  Independent  Directors  100%  Fully-independent  Board committees  Ioannis Kartsonas  Independent Director  20+ years of experience in shipping, finance, investments and commodities trading  Led Carlyle Commodity Management’s Shipping and Freight Investments as Senior Portfolio Manager, managing one of the largest  freight futures funds globally  Co-founder and Former Portfolio Manager of Sea Advisors Fund  Former leading Transportation Analyst at Citi Investment Research  Current Principal and Managing Partner of Breakwave Advisors LLC, a commodity focused advisory firm and the Commodity Trading Advisor (CTA) for the Dry Bulk Shipping ETF (NYSE: BDRY) and the Tanker Shipping ETF (NYSE: BWET)  Dimitrios Anagnostopoulos  Independent Director  40+ years of experience in shipping, ship finance and bank management  Board Member of NYSE-listed Dynagas LNG Partners LP  Received the 2008 Lloyd’s Shipping Financier of the Year Award  Former SVP and Head of Shipping at ABN AMRO  Former Board Member and Current Advisor to Aegean Baltic Bank S.A.  Christina Anagnostara  Independent Director  20+ years of maritime and international business experience in finance, banking, capital markets, consulting, accounting and audit  Extensive public company board experience in the maritime industry  Managing Director in the Investment Banking Division of AXIA Ventures Group  Former CFO of Seanergy and Former CFO and director of Global Oceanic Carriers  Certified Chartered Accountant  Elias Culucundis  Independent Director  40+ years of executive leadership experience as President, CEO and director of Equity Shipping Company Ltd. and former CEO of Kassos Maritime Enterprises Ltd., Off Shore Consultants Inc. and Naval Engineering Dynamics Ltd.  Extensive director experience at multiple shipping focused companies  Expertise overseeing new-building contracts, specifications and the construction of new vessels  Fellow of the Royal Institute of Naval Architects and a Chartered Engineer  Stamatis Tsantanis  Chairman & CEO  CEO of Seanergy since 2012; Chairman since 2013  Led Seanergy’s significant growth to a prominent pureplay Capesize dry bulk company with a carrying capacity of approximately 3.4 million dwt  20+ years of experience in shipping, banking and capital markets  Former investment banker at Alpha Finance with a key role in major shipping corporate finance transactions in the U.S. capital markets  18  Leadership Capabilities  Public Company Director  5 / 5  Maritime / Shipping  5 / 5  M&A / Strategic Transactions  5 / 5  Capital Allocation  5 / 5  Accounting / Audit  5 / 5  Public Company Executive  2 / 5

 19  Committed to Strong Governance Aligned with Strategy  Source: Company filings and presentations  The first and only Greek shipping company to secure EU funding and partnerships under SAFeCRAFT for maritime propulsion innovation and utilization of alternative fuels  Pioneered alternative fuel studies and installed scrubbers on 6 vessels with Cargill, Glencore and Uniper  Bio-fuel trials in cooperation with leading dry bulk  charterers  Secured sustainability-linked loans to align with ESG commitment  Performance monitoring, voyage optimization, AI and weather routing across 100% of the fleet  Signatory to the Call to Action for Shipping  Decarbonization, led by the Getting To Zero Coalition  Received a Silver award for Corporate Social Responsibility and supported future shipping professionals through the "SEANERGY" initiative  Signed the Neptune Declaration on Seafarer Wellbeing and promoted an inclusive workplace focused on diversity, equal opportunities and human rights  The only Greek shipping company to be recognized as Best Workplace in 2023 & 2024  One of the highest victualing fees globally, while providing medical insurance, broadband internet and 24/7 psychological and medical support for crew onboard all ships  Seanergy is committed to upholding strong ESG standards that align with our strategic goals and shareholder interests to create long-term shareholder value for ALL shareholders  Environment Social Governance  Strong Board leadership and oversight, with four of five directors being independent  No related party agreements in commercial and technical management, maintaining transparency and integrity in operations  “Big Four” auditing on a rotating basis: audited by EY from 2015 to 2021 & Deloitte from 2022 onwards  Sustainability Committee & ESG Reporting: Dedicated committee to oversee and enhance sustainability initiatives. Annual ESG report assured by independent party to ensure accuracy and reliability  19

 20  Economou’s Self-serving Campaign Puts Shareholder Value At Risk

 21  Source: Company filings and presentations  Economou Is Pursuing Aggressive and Coercive  Tactics to Gain Effective Control Over Seanergy’s Board   Rapidly accumulated a nearly 9% stake in 2023 to  become Seanergy’s largest stockholder   Without prior notice, initiated litigation over 2021 preferred share issuance   Refused to make nominees available for interviews with the Seanergy Board, despite the Board's request   Fails to acknowledge substantial Company momentum that is delivering value for shareholders   Refused constructive engagement and has offered no ideas to enhance value for Seanergy shareholders   Nominated two closely associated candidates who are underqualified compared to Seanergy’s directors and who both have troubling track records of supporting  Economou’s self-interested value destruction   Is seeking “no-confidence” proposals against Seanergy’s remaining directors – which, combined with his nominations, is intended to give effective control over the Board and Company to Economou

Economou's Actions Are Consistent With Other Recent Self-Serving Campaigns Against Public Targets

OCEANPAL Inc.

Status: Greenmail

- Rapid accumulation of 14.1% position
- Nominated Ioannis Liveris and Georgios Kokkodis (same slate as Seanergy)
- Announced intention to seek removal of remainder of the Board (5 of 7 directors)
- **Withdrew from proxy fight after Company agreed to "greenmail" payment of $6.75 million (35% of OceanPal's market cap)[1]**
- Company reported net operating loss at following earnings, in part due to Economou settlement payment

Status: Withdrawn

- Rapid accumulation of 5.4% position
- Nominated two directors to the Board (one later withdrew)
- Company reviewed and rejected Economou's proposals for the company and made no changes to its strategy after Economou made his investment in Genco
- **Withdrew from costly proxy fight and substantially exited position just six months after announcing his stake after share price increased and proxy advisors recommended against his directors[2]**

PERFORMANCE Shipping Inc.

Status: Ongoing

- Rapid accumulation of 9.5% position
- Nominated Ioannis Liveris
- Announced intention to seek removal of remainder of the Board
- Launched hostile tender offer at less than 50% of NAV[3]
- Launched litigation in New York, which was ultimately dismissed for lack of jurisdiction
- Refiled in the Marshall Islands as part of wasteful litigation strategy

Source: Other public company filings and presentations
1. Calculated based on Ocean Pal's market capitalization as of 5/17/24
2. Genco Shipping & Trading Issues Statement Regarding George Economou's Withdrawal of his Nominee dated 5/16/24
3. Schedule 14D-9-A filed by Performance Shipping (11/6/23)

seanergy

22

Economou: A Track Record of Value Destruction and Self-Dealing

Track record of tremendous value destruction

- **Economou has a track record of tremendous value destruction in the capital markets**
  - **DryShips:** Over $3 billion lost in shareholder value[1]
  - **Ocean Rig:** Filed for bankruptcy less than 7 years after Economou took control
  - **Alpha Shipping:** Defaulted on $175 million bond within months of issuance; shortly thereafter secured rights to repurchase Alpha's 26-ship fleet for just $64.75 million — approximately 37 cents on the dollar[2]

Long history of self-dealing

- **Economou ran DryShips and Ocean Rig like his own personal fiefdoms, extracting value through conflicted, affiliated transactions that benefited him at the expense of public shareholders**
  - Extreme share dilution through a series of related party transactions with Economou-controlled affiliates, and a collection of highly dilutive equity offerings at DryShips in 2016, that destroyed value for other public shareholders while Economou extracted over $350 million in lucrative management fees[3] paid to his affiliates
  - At Ocean Rig, $83.5 million in lucrative management fees[4] were paid to Economou affiliates in just a two-year period, in addition to an emergency loan to DryShips and dilutive equity offerings

Poor corporate stewardship and governance

- **Economou has consistently demonstrated a questionable approach to his business relationships**
  - While a director at Danaos, Economou failed to disclose pledging over half his Danaos stock to fund personal shipbuilding plans[5] and attended fewer than 25% of Board meetings from 2012 to 2017, and under 75% in 2018 and 2019[6]
  - In 2022, Economou's TMS Tankers became the second largest carrier of Russian oil, landing it on Ukraine's list of "international sponsors of war"[7]

seanergy

Source: Other public company filings and presentations. Note: Total shareholder returns defined as the compound total return, with dividends reinvested on the ex date

1. Based on the proceeds from common stock issuances disclosed by DryShips, Inc. in their 20-F filings for the years ended 12/31/05; 12/31/06; 12/31/08; 12/31/09; 12/31/12; 12/31/15; 12/31/18
2. Weeden & Co. (Piper Jaffray) (2/28/05): "The Golden Fleece?" Vol. 7 Iss. 4
3. Form 20-F of DryShips, Inc. for the years ended 12/31/12; 12/31/15; 12/31/18
4. Form 20-F of Ocean Rig UDW for the years ended 12/31/16; 12/31/17
5. Form 13D filed by Economou, as of 1/9/17
6. Form 20-F of Danaos Corporation for the years ended 12/31/17; 12/31/16; 12/31/15; 12/31/14; 12/31/13; 12/31/12
7. Wall Street Journal (5/4/23): "The 'Bad Boy' of Shipping Cashes In on Russian Oil"

23

Economou's Shareholder Destruction at Dryships Inc.

VALUE DESTRUCTION

(>$3 billion)

Lost In Shareholder Value[1]

VALUE EXTRACTION

$350 million

In Management Fees Paid to Economou-controlled Affiliates[2]

PUBLIC OFFERING

(-90%)

Reduction in Share Price in Months Following 2016 Dilutive Equity Offerings[3]

Public Shareholder Experience

- Negative total shareholder returns of more than -99%[4] from IPO until Economou took the company private in 2019 and billions of dollars of shareholder value destroyed
- Extreme share dilution through a series of related party transactions with Economou-controlled affiliates, and a series of highly dilutive equity offerings in 2016 that reduced DryShips' share price by more than 90% over the course of a few months
- Lucrative management fees that paid Economou and his affiliates more than $350 million – while DryShips' dry bulk fleet operating vessel costs were ~40% more than its public peers in its last full year as a public company

Economou Experience

- Acquired majority control of the company through a series of related-party transactions, increasing ownership from less than 0.01% in March 2017 to more than 80% in less than two years
- Extracted significant value from a series of lucrative management fees, allowing him to earn more than $350 million through Economou-controlled affiliates[2]
- Initiated a spin-off of Tankships Investment Holdings with plans to pay fees to two other Economou-controlled entities, which was ultimately aborted in favor of selling vessels directly to Economou himself
- Received a $50 million termination fee (equal to 11% of market cap at the time of privatization)[5] paid in connection with his take private of DryShips in 2019 seanergy

Source: FactSet, Other public company filings and presentations

Note: Total shareholder returns defined as the compound total return, with dividends reinvested on the ex date

1. Based on the proceeds from common stock issuances disclosed by DryShips, Inc. in their 20-F filings for the years ended 12/31/05; 12/31/06; 12/31/08; 12/31/09; 12/31/12; 12/31/15; 12/31/18
2. Form 20-F of DryShips, Inc. for the years ended 12/31/12; 12/31/15; 12/31/18
3. Over the period from DryShips' Announcement of Registered Direct Offering on 6/15/16 to DryShips' Announcement of Completion of $100 million Registered Direct Offering on 12/12/16
4. Over the period from DryShips' IPO on 2/3/05 to completion of its take private on 10/11/19
5. Proxy statement filed by DryShips, Inc. on 9/9/19; market cap calculated as of 10/11/19, the date SPII Holding Inc. acquired DryShips Inc.

24

OCEAN RIG : A Cautionary Tale

VALUE DESTRUCTION

Bankruptcy

Following Years of Shareholder Value Destruction[1]

VALUE EXTRACTION

$83.5 million

In Management Fees Paid to Economou-controlled Affiliates[2]

TERMINATION FEE

$130 million

Termination Fee Paid to Economou-controlled Affiliates upon Post-Bankruptcy Sale[3]

Public Shareholder Experience

- Negative total shareholder returns of -98%[1], including as a result of a series of highly dilutive equity offerings; destroying billions of dollars of shareholder value
- Ocean Rig filed for bankruptcy less than seven years after DryShips took control
- Multiple lucrative fee arrangements for Economou affiliates enriched Economou at Ocean Rig shareholders' expense

Economou Experience

- $83.5 million in fees paid to an Economou affiliate in just a two-year period in a lucrative management fee arrangement[2]
- A $120 million emergency loan to DryShips, which Economou repaid by satisfying the loan with Ocean Rig shares instead of a cash payment[4]
- Retained 9.3% of the reorganized company in bankruptcy, and secured a lucrative post-bankruptcy agreement for Ocean Rig to pay $15.5 million in annual fees and 1% of all future drilling contracts to an Economou-controlled entity[5]
- Termination fee of $130 million paid to an Economou-controlled entity in connection with TransOcean's acquisition of Ocean Rig[3]

seanergy

Source: FactSet, Other public company filings and presentations

Note: Total shareholder returns defined as the compound total return, with dividends reinvested on the ex date

1. Over the period from DryShips' acquisition of Ocean Rig UDW on 9/19/11 to Ocean Rig UDW filing for Chapter 15 bankruptcy on 3/28/17. Despite declaring bankruptcy, Ocean Rig UDW continued to trade at a non-zero value until it announced a restructuring agreement with creditors and existing equity holders
2. Form 20 F of Ocean Rig UDW for the years ended 12/31/16; 12/31/17
3. Agreement and Plan of Merger between Ocean Rig UDW Inc. and Transocean LTD., Transocean Oceanus Holdings Limited and Transocean Ocean Limited
4. Form 6 K of Ocean Rig UDW (10/21/14)
5. Form 6 K of Ocean Rig UDW (9/22/17)

25

Economou's Nominees Are Underqualified and Have a Long-History of Facilitating Economou's Value Destruction and Self-dealing

Georgios Kokkodis

- ✕ No executive experience or operational experience
- ✕ Closely associated with Economou as director of Economou-controlled DryShips and Ocean Rig – oversaw sale of DryShips to Economou[1] after tremendous value destruction and Ocean Rig filed for bankruptcy
- ✕ Approved lucrative management fee arrangements and highly dilutive equity issuances in favor of Economou at DryShips and Ocean Rig that destroyed value for other public shareholders
- ✕ Participation in other coercive Economou-led campaigns at OceanPal

Ioannis Liveris

- ✕ No executive experience and no shipping industry experience other than at Economou-controlled companies
- ✕ No public company Board experience other than as a director at Economou-controlled companies
- ✕ Approved numerous related party transactions and highly dilutive share issuances as a director of Ocean Rig, which ultimately filed for bankruptcy[2]
- ✕ Participation in other coercive Economou-led campaigns at OceanPal and Performance Shipping

Economou's nominees' main qualifications are that they have a proven track record of rubberstamping Economou's value destructive self-dealing. Adding them to the Seanergy Board would put substantial shareholder value at risk seanergy

Source: Other public company filings and presentations
1. Form EX-99.1 filed by DryShips Inc. (7/8/19)
2. Form F-1/A filed by Ocean Rig UDW (10/10/17)

26

27  Source: Company filings and presentations  The Choice Is Clear: Support Seanergy’s Board Today  Reject Economou’s Campaign for Effective Control  Over Seanergy  Economou has a long and well-documented track record of value  destruction and self-dealing  Economou oversaw substantial value destruction at DryShips and Ocean Rig, both of which experienced value destruction through multiple related party transactions with Economou-controlled entities  Economou has deployed aggressive and coercive tactics to influence Seanergy at the expense of our other shareholders  Economou’s actions are consistent with efforts at other companies that have been short-termist in nature and focused on Economou’s interests over longer-term value creation  Economou’s nominees lack the requisite qualifications to serve as directors on the Seanergy Board and have troubling track records of supporting Economou’s self-interested value destruction  Economou has put forth no vision for the company or proposed any strategic initiatives; his only objective is to control the Company for his own purposes  Support Seanergy’s Board  Prominent public pure-play growth-oriented Capesize company benefitting from robust tailwinds in the Capesize market  Highly independent board – 4 out of 5 board members are independent  Track record of acquiring vessels at attractive periods of the cycle, improving vessel profitability  Delivering focused execution and operational efficiency resulting in robust  cash flow generation  Proactive balance sheet management provides financial flexibility to pursue growth and support returns  Prioritizing capital returns with new dividend policy, returning 50% of net operating cash flow after debt service and reserves  Record H1 2024 earnings and leading total shareholder returns over last year demonstrate our strategy is working – with more to come

 28  Vote the WHITE Proxy Card “FOR” Seanergy’s Two Nominees and Proposal 2  Your vote is critical and we encourage you to support your Board and Seanergy’s ongoing value creation by voting  “FOR” Dimitrios Anagnostopoulos and Ioannis Kartsonas as Class C Directors  Vote “AGAINST” Proposal 3, Proposal 4A, Proposal 4B and Proposal 4C  The Board strongly urges you to discard and NOT vote using any proxy card sent to you by Sphinx  If you have any questions, please call MacKenzie Partners, Inc., Seanergy’s proxy solicitor.  U.S. & Canada Toll-Free: +1-800-322-2885 Greece Toll-Free: +1-800-000-0260  Elsewhere Call Collect: +1-212-929-5500 Seanergy@MacKenziePartners.com  A Vote for the Company’s Nominees is a Vote for ALL Shareholders’ Interests

 29  Definitions & Reconciliations

 30  Source: Company filings and presentations  Definitions  Adjusted EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) represents the sum of net income / (loss), net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation, gain on forward freight agreements, net, gain on extinguishment of debt, gain on debt refinancing, non-recurring gains on sale of vessel and gain on spin-off, which the Company believes are not indicative of the ongoing performance of its core operations. EBITDA and adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. EBITDA and adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.  TCE Rate (Daily Time Charter Equivalent): TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful  information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of our vessels and because the Company believes that it provides useful information to investors regarding our financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

 31  Source: Company filings and presentations  Reconciliations  EBITDA Reconciliation  Amounts in $ thousands  Q1 2022  Q2 2022  Q3 2022  Q4 2022  Q1 2023  Q2 2023  Q3 2023  Q4 2023  Q1 2024  Q2 2024  Net (loss)/income  3,671  5,935  7,140  493  (4,185)  678  (5,040)  10,829  10,161  14,127  Add: Net interest and finance  cost  2,850  3,168  3,949  4,896  5,265  4,937  4,983  4,965  4,638  4,596  Add: Depreciation and amortization  6,265  7,034  7,497  7,501  7,077  7,103  7,110  7,541  6,846  7,065  Add: Taxes  —  (28)  —  —  —  —  —  —  —  —  EBITDA  12,786  16,109  18,586  12,890  8,157  12,718  7,053  23,335  21,645  25,788  Add: stock-based  compensation  2,679  1,163  2,920  423  3,680  2,447  2,474  546  1,479  1,538  Less: Gain on sale of vessel  —  —  —  —  (8,094)  —  —  —  —  —  Add: Loss on extinguishment of debt  1,279  6  —  6  110  430  —  —  —  649  Less: Gain on debt refinancing  —  —  —  —  —  —  —  —  —  —  Add: Loss on forward freight agreements, net  36  36  335  10  50  94  4  40  78  26  Less: Gain on spin-off  —  —  (2,800)  —  —  —  —  —  —  —  Adjusted EBITDA  16,780  17,314  19,041  13,329  3,903  15,689  9,531  23,921  23,202  28,001

 32  Source: Company filings and presentations  Reconciliations (Cont’d)  Daily TCE Reconciliation  Amounts in $ thousands, except for TCE and operating days  Q1 2022  Q2 2022  Q3 2022  Q4 2022  Q1 2023  Q2 2023  Q3 2023  Q4 2023  Q1 2024  Q2 2024  Net revenues from vessels  29,666  32,847  32,963  27,153  17,384  27,646  23,105  38,901  37,774  42,592  Less: Voyage Expenses  979  1,667  867  780  657  651  770  773  774  986  Net Operating Revenues  28,687  31,180  32,096  26,373  16,727  26,995  22,335  38,128  37,000  41,606  Operating Days  1,482  1,341  1,557  1,525  1,520  1,443  1,460  1,530  1,537  1,562  Time Charter Equivalent Rate  19,357  23,251  20,614  17,294  11,005  18,708  15,298  24,920  24,073  26,636  Net Debt Reconciliation  Amounts in $ thousands  6/30/24  12/31/22  Debt, finance lease liability and other financial liabilities, net of deferred finance costs  247,625  255,699  Less: Cash and cash equivalents and restricted cash  38,224  32,477  Net Debt  209,401  223,222